06006487

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended

SEC FILE NUMBER
8- 53006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAY 2006 WASH, D.C. 190 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verirtust Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital of Texas Highway South, Suite 130
(No. and Street)

Austin (City) Texas (State) 78704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar A. Brown (512) 488-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212 (Address) Austin (City) Texas (State) 78701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/6/06

OATH OR AFFIRMATION

I, Edgar A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET E DANZ
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-11-2006

Margaret E Danz 5-12-06
Notary Public

Edgar A. Brown
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL, AGGEGATE
INDEBTEDNESS AND RATIO OF AGGREGATE
INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2005

TOTAL MEMBERS' EQUITY	$ 1,042,304
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(54,462)
Intangible, net of accumulated amortization	(565,108)
Unsecured receivable and prepaid insurance	(25,131)
Total Net Capital	$ 397,603
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 24,468
Accrued expenses	318,588
Note payable	-
Total Aggregate Indebtedness	$ 343,056
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6-2/3% of total aggregate indebtedness)	$ 22,870
Minimum dollar net capital requirement of broker-dealer	$ 250,000
Net capital requirement (greater of two above)	$ 250,000
Net capital over the required minimum	$ 147,603
Ratio: Aggregate indebtedness of net capital	.86 to 1
Reconciliation with Company's Computation	
Difference in net capital by SEC and Company	
Net capital under Company's computation	$ 397,603
Miscellaneous differences, audit adjustments	-
Net Capital Per Audited Report	$ 397,603

May 11, 2006

NASD Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX 75243

SEC Headquarters
100 F Street NE
Washington, DC 20549

SEC Fort Worth District Office
Burnett Plaza, 19th Floor
801 Cherry Street, Unit 18
Fort Worth, TX 76102

RE: Annual Filing of Audited Financial Statements

In response to the attached NASD letter dated May 9, 2006, we have enclosed the requested documents. This should satisfy the deficiency mentioned in the letter. If further information is required, please let me know. Thank you.

Sincerely,

Edgar A. Brown
President and CEO

NASD

Sent Via First Class U.S. Mail & Certified Mail
Return Receipt Requested

May 9, 2006

Veritrust Financial, LLC
3755 Capital Highway South, Suite 130
Austin, Texas 78704
Attn.: Mr. Edgar A. Brown, Jr., President and
Chief Executive Officer

Ladies and Gentlemen:

This acknowledges receipt of your December 31, 2005, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating. SEC Rule 17a-5(d)(4)*.

Based on the above, your filing does not comply with the requirements of the Rule which is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 23, 2006**. Questions may be addressed to Brad Morrison, Senior Compliance Examiner, at 972-701-8554.

Sincerely,

Grant P. Gibbons
Supervisor of Examiners

/jw

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com